

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2025

Eric Adams
Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 1445 – 885 West Georgia St.
Vancouver, British Columbia, Canada V6C 3E8

  Re: InMed Pharmaceuticals Inc.
    Registration Statement on Form S-1
    Filed July 9, 2025
    File No. 333-288594

Dear Eric Adams:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tyler Howes at 202-551-3370 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Scott Saks, Esq.